

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Larry Powalisz
Chief Executive Officer
Adia Nutrition, Inc.
4421 Gabriella Lane
Winter Park, Florida 32792

> **Re: Adia Nutrition, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 24, 2024**
> **File No. 024-12427**

Dear Larry Powalisz:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Offering Summary, page 3

1. We note your response to comment 6, including the removal of "Inventory" from the Use of Proceeds section. We continue to note your disclosure here, and elsewhere, that you will apply the proceeds of this offering to "build [y]our inventory levels." Please advise or revise.

Business Plan
Growth and Expansion, page 19

2. We note your response to comment 14 and we note your disclosure that "[i]n the long term, [you] intend to explore opportunities to expand [y]our market reach and geographic presence by entering new regions and establishing partnerships with healthcare providers and distributors worldwide." We re-issue our comment in part. Please provide further details regarding the applicable international regulatory landscape for your intended

geographic expansion worldwide, or otherwise advise.

Plan of Business, page 19

3. We note your response to comment 16 and re-issue. We note your disclosure that you "anticipate" beginning to generate revenues over the next twelve months. Please revise to clarify, if true, that this is a goal, or otherwise advise.

Regulatory Considerations, page 20

4. We note your response to comment 11, including that the autologous hematopoietic stem cell transplants and natural supplements do not require FDA approval, and that you will not be required to submit a premarket safety notification to the FDA with respect to the nutritional supplements. Please expand your disclosure to clarify whether you will be subject to manufacturing, labeling, or marketing regulations, including non-FDA regulations, or otherwise advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Background, page 21

5. We note your response to comment 10, including your disclosure that you assigned the ownership of Hydration Foundation, Inc. to Mr. Greene on January 22, 2024. With respect to the reference to your sole subsidiary on page 1 and your current subsidiary on page 8, please clarify whether Hydration Foundation, Inc. is a current subsidiary of your company.

Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan